CONSENT OF QUALIFIED PERSON

To :	All Canadian Securities Regulatory Authorities (SEDAR) United States Securities and Exchange Commission (EDGAR) Toronto Stock Exchange (SEDAR) NYSE Amex (EDGAR) Aurizon Mines Ltd.

Re:	Technical Report on the Mineral Resource Estimation – Joanna Gold Project, Rouyn-Noranda, Quebec, September 2011 Update (the “Report”) prepared for Aurizon Mines Ltd. (the “Company”)

I, Maxime Dupéré, P.Geo., do hereby confirm that I am a qualified person under National Instrument 43-101 and a co-author of the Report.

The undersigned, for himself and on behalf of SGS Canada Inc., pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects this letter is being filed as the consent to the public filing of the Report and to the use of extracts from, or summaries of, the Report in the Company’s Annual Information Form for the fiscal year ended December 31, 2011 (the “AIF”) and to being named in the AIF.

The undersigned, for himself and on behalf of SGS Canada Inc., confirms to have read the written disclosure in the AIF stated to be derived from the Report and that it fairly and accurately represents the information contained in the Report.

The undersigned further acknowledges that the AIF will be filed as an Exhibit to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2011 (the “Form 40-F”) and consents to SGS Canada Inc. being named in the Form 40-F and authorize the use of the information represented therein relating to the Report.

Dated this 28th day of March, 2012.

SGS Canada Inc.	Mineral Services 10 boul. de la Seigneurie Est, Suite 203, Blainville, Québec Canada J7C 3V5 t (450) 433-1050 f (450) 433-1048 www.geostat.com www.met.sgs.com
Membre du Groupe SGS (SGS SA)